Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)
Earnings:
Income from continuing operations	$43,422	$50,734	$92,314	$219,998	$125,485	$137,283	$93,562
Equity in earnings and gains (losses) on equity transactions of equity investments	—	—	—	(119,423)	(26,115)	(45,443)	(23,525)
Fixed charges	89,423	82,797	171,459	165,903	143,663	118,212	101,144
Distributions from equity investments	—	—	—	5,387	22,646	24,572	27,404
Capitalized interest	—	(489)	(489)	(335)	—	—	—
Adjusted Earnings	$132,845	$133,042	$263,284	$271,530	$265,679	$234,624	$198,585

Fixed Charges:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$89,423	$82,308	$170,970	$165,568	$143,663	$118,212	$101,144
Capitalized interest	—	489	489	335	—	—	—
Total Fixed Charges	$89,423	$82,797	$171,459	$165,903	$143,663	$118,212	$101,144

Ratio of Earnings to Fixed Charges	1.5x	1.6x	1.5x	1.6x	1.8x	2.0x	2.0x

(1)   Reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.